

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

August 14, 2018

Christopher Prince
General Counsel
Priority Technology Holdings, Inc.
2001 Westside Parkway
Alpharetta, Georgia 30004

> **Re: Priorities Technology Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2018**
> **File No. 333-226713**

Dear Mr. Prince:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

/s/ Parhaum J. Hamidi *for*

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Xavier Kowalski
       John Mahon